FLAGSHIP GLOBAL HEALTH, INC.
220 West 42nd Street, 23rd Floor
New York, New York 10036
Phone: (212) 340-9100
Fax: (212) 340-9101

September 18, 2007

Jennifer Riegel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagship Global Health, Inc.
Registration Statement on Form SB-2 (Amendment No. 1)
Filed September 18, 2007
File No. 333-145968

Dear Ms. Riegel:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, and in connection with the Registration Statement on Form SB-2 of Flagship Global Health, Inc. (“Flagship”), the undersigned hereby requests acceleration of the effective date of said Registration Statement to 1 p.m. Eastern Standard Time on Wednesday, September 19, 2007, or as soon thereafter as practicable.

As requested from the staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Flagship hereby acknowledges the following:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Flagship from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	Flagship may not assert the declaration of effectiveness as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following effectiveness, please confirm the same by so advising our counsel, Robert S. Matlin of Kirkpatrick & Lockhart Preston Gates Ellis LLP, at (212) 536-4066.

Very truly yours,

/s/ Fred F. Nazem
Fred F. Nazem Chief Executive Officer

cc:       Robert S. Matlin, Esq.